Exhibit 99.32
NEWS RELEASE
FOR IMMEDIATE RELEASE:
February 7, 2011
Student Transportation Signs New Senior Credit Agreement
Banks Provide Flexibility and Increased Capacity for Growth
WALL, NJ (February 7, 2011) — Student Transportation Inc. (“STI”) (TSX: STB) today announced it has secured a new five year commitment and increased its senior credit facilities for aggregate potential borrowings of US $140 million plus an accordion feature for up to an additional $100 million when needed. The increase in commitments provide working capital and support the company’s continued A-B-C growth strategy, including new contracts from acquisitions, bid wins and conversions of publicly operated school transportation systems. The agreement covers STI operations in both Canada and the U.S.
“We are very pleased with the terms and structure in our new facility which was due to expire in December 2011,” said Patrick J. Walker, executive vice president and chief financial officer. “With market conditions improving, we felt it was timely to secure this facility for a new five year period. The amended and restated agreement provides us the financial flexibility to execute our growth program, and does so at attractive rates and additional leverage. The confidence our lenders have put in STI is a direct result of the consistent, reliable and predictable nature of our business model.”
BMO Capital Markets and Harris N.A. acted as Sole Lead Arranger and Administrative Agent respectively and have led the syndicated bank facility since inception of the company. The Bank of Nova Scotia acted as Syndication Agent, and CIBC World Markets Inc. was Documentation Agent. Joining the bank syndication were Raymond James Bank and Siemens Financial Services.
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About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com